Global Uranium and Enrichment Limited's Scheme Booklet Dispatched

For Securityholders Meetings to Approve the Snow Lake Acquisition

Winnipeg, Manitoba, December 23, 2025 - Snow Lake Resources Ltd., d/b/a Snow Lake Energy (Nasdaq: LITM) ("Snow Lake"), a uranium exploration and development company, announces that Global Uranium and Enrichment Limited ("GUE") has dispatched its Scheme Booklet to all GUE securityholders.

As previously announced by Snow Lake:

  On October 26, 2025 in relation to the proposed acquisition by Snow Lake of all of the fully paid ordinary shares in GUE that Snow Lake does not already own, and the cancellation of all the unlisted GUE options in consideration for Snow Lake issuing new warrants by way of a share scheme of arrangement (the "Share Scheme") and option scheme of arrangement (the "Option Scheme"), respectively, under Part 5.1 of the Corporations Act 2001 (Cth) (the "Corporations Act") (together, the "Schemes"); and
  On December 19, 2025 in relation to the orders of the Federal Court of Australia (the "Court"):

    directing GUE to convene and hold a meeting of GUE Scheme Shareholders to consider and vote on the Share Scheme (the "Share Scheme Meeting"); and

    directing GUE to convene and hold a meeting of GUE Scheme Optionholders to consider and vote on the Option Scheme (the "Option Scheme Meeting"),

(together, the "Scheme Meetings"); and

  approving the dispatch to GUE Securityholders of an explanatory statement containing information about the Schemes, together with the Notice of Share Scheme Meeting and Notice of Option Scheme Meeting (the "Scheme Booklet").

Capitalized terms used in this announcement have the meaning given to them in the Scheme Booklet, unless otherwise specified.

Dispatch of the GUE Scheme Booklet to GUE Securityholders

GUE has today completed the dispatch of the Scheme Booklet, which was sent to GUE Securityholders as follows, in accordance with the orders of the Court:

  GUE Securityholders who have previously elected to receive communications electronically from GUE have been sent an email which contains instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies and associated forms for the Scheme Meetings online;

  GUE Securityholders who have elected to receive communications in full via post have been sent a printed copy of the Scheme Booklet together with a personalised Proxy Form; and

  GUE Securityholders who have not made an election on how to receive communications have been sent a letter (sent by post to their registered address) containing instructions about how to view or download a copy of the Scheme Booklet, as well as instructions on how to lodge their proxies for the Scheme Meeting relevant to them.

An Opt-in Notice has also been made available to each Selling Scheme Shareholder, either physically or by email.  Selling Scheme Shareholders who do not wish to receive New Snow Lake Shares may elect to participate in the Sale Facility by completing and returning the Opt-in Notice.

The Scheme Booklet is available for viewing and downloading on GUE's website1 and on GUE's ASX market announcements platform2.

GUE Securityholders should read the Scheme Booklet carefully and in its entirety, including the materials accompanying it, before deciding how to vote at the relevant Scheme Meeting.  The Scheme Booklet includes important information relating to your vote, including the reasons why you may wish to vote in favour of or against the Scheme Resolutions, and details regarding Snow Lake's intentions in respect of the Enlarged Group from implementation of the Schemes (including key risks).

Independent Expert's Report and GUE Independent Director's Recommendation

The Scheme Booklet includes (as Annexure A to the Scheme Booklet) a copy of the Independent Expert's Report prepared by BDO Corporate Finance Australia Pty Ltd (the "Independent Expert").  The Independent Expert has concluded that the:

  Share Scheme is fair and reasonable and in the best interests of GUE Scheme Shareholders in the absence of a Superior Proposal; and

  Option Scheme is fair and reasonable and in the best interests of GUE Scheme Optionholders in the absence of a Superior Proposal.

The Independent Expert's conclusion should be read in context with the full Independent Expert's Report and the Scheme Booklet, which, in addition to other information, detail the reasons why the Independent Expert reached this conclusion.

The GUE Independent Directors unanimously recommend that GUE Securityholders vote in favour of the Scheme relevant to them, in the absence of a Superior Proposal and subject to the Independent Expert continuing to conclude that the relevant Scheme is in the best interests of the relevant GUE Securityholder.3  Subject to those same qualifications, each of the GUE Independent Directors intends to vote, or cause to be voted, any GUE Shares and Scheme Options (as applicable) which they hold or Control at the time of the Scheme Meetings, in favour of the Share Scheme or Option Scheme (as applicable).

1 https://globaluranium.com.au/

2 https://www.asx.com.au/

3 In relation to the unanimous recommendation of the GUE Independent Directors, GUE Securityholders should have regard to the Directors' interests in the outcome of the Schemes, as detailed in the Scheme Booklet in Sections 3.10 and 12.3 and in the letter from the Non-Executive Chairman of GUE.

Further Information for GUE Securityholders

GUE Securityholders should carefully read the Scheme Booklet in its entirety, including the materials accompanying it, before deciding whether to vote in favour of the relevant Scheme.

If after reading the Scheme Booklet you have any questions about the Schemes, please contact the GUE Information Line on 1300 630 625 (from within Australia) or  + 61 2 9000 7016 (from outside Australia), Monday to Friday (excluding Australian public holidays) between 5:00 am and 2:00 pm (AWST).  Alternatively, if you want to contact the Share Registry, Automic Pty Ltd, please call 1300 288 664 (from within Australia) or +61 2 9698 5414 (from outside Australia), Monday to Friday (excluding Australian public holidays) between 5:30 am and 5:00 pm (AWST).

About Snow Lake Resources Ltd.

Snow Lake Resources Ltd. is a Canadian nuclear fuel cycle and critical minerals company listed on Nasdaq:LITM, with a portfolio of U.S. focused uranium projects, together with interests in next-generation uranium enrichment and small modular reactors.  The Pine Ridge uranium project is an exploration stage project located in Wyoming, United States and the Engo Valley uranium project is an exploration stage project located on the Skeleton Coast of Namibia.  Snow Lake also holds a portfolio of additional exploration stage critical minerals projects located in Manitoba, as well as investments in a number of public companies with critical minerals assets, including rare earths and lithium, in North America. Learn more at www.snowlakeenergy.com.

Forward-Looking Statements: This press release contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934 and the "safe harbor" provisions under the Private Securities Litigation Reform Act of 1995 that are subject to substantial risks and uncertainties.  All statements, other than statements of historical fact, contained in this press release are forward-looking statements, including without limitation statements with regard to Snow Lake Resources Ltd.  We base these forward-looking statements on our expectations and projections about future events, which we derive from the information currently available to us.  Forward-looking statements contained in this press release may be identified by the use of words such as "anticipate," "believe," "contemplate," "could," "estimate," "expect," "intend," "seek," "may," "might," "plan," "potential," "predict," "project," "target," "aim," "should," "will," "would," or the negative of these words or other similar expressions, although not all forward-looking statements contain these words.  Forward-looking statements are based on Snow Lake Resources Ltd.'s current expectations and are subject to inherent uncertainties, risks and assumptions that are difficult to predict.  Further, certain forward-looking statements are based on assumptions as to future events that may not prove to be accurate. Some of these risks and uncertainties are described more fully in the section titled "Risk Factors" in our registration statements and annual reports filed with the Securities and Exchange Commission.  Forward-looking statements contained in this announcement are made as of this date, and Snow Lake Resources Ltd. undertakes no duty to update such information except as required under applicable law.

For Further Information:

Frank Wheatley	Investor Relations
Chief Executive Officer	info@snowlakelithium.com
fw@snowlakelithium.com